August 5, 2009

Kevin L. Vaughn

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	X-Rite, Inc.
Comment Letter from the Commission dated June 30, 2009 concerning:
Form 10-K for the fiscal year ended January 3, 2009
Filed March 19, 2009
File No. 000-14800

Dear Mr. Vaughn:

This letter responds to the comment we received from the staff in connection with our letter of July 22, 2009.

Form 10-K as of January 3, 2009

Item 8. Financial Statements and Supplementary Data, page 38

1.	We note in your response to prior comments 5, 7, and 8 that you attribute certain valuations, including goodwill, intangibles assets and impairment charges, to an outside third party appraisal firm. With respect to the expanded disclosures to be included in future filings, please note the guidance in Compliance and Disclosure Interpretation 141.02 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm. In this regard, while management may elect to take responsibility for such items, to the extent that your expanded disclosures in future filings attribute the purchase price allocations or impairment evaluations solely to a third party, you may be required to include the consent of the third part in connection with any registration statements.

To further elaborate on the above referenced disclosures included in the Company’s July 22, 2009 response letter, the Company did not intend to imply that the purchase price allocations and related impairment calculations were taken from or prepared based on the report of a third party expert. The Company utilized a third party valuation firm to assist management with the preparation of purchase price allocations and goodwill impairment testing. All assumptions and underlying data utilized to develop the related valuations were provided by the Company to the valuation firm and the Company takes full responsibility for the resulting outputs and accounting entries. As a result, the Company did not solely rely on the work of the valuation firm for these specific accounting and reporting matters, and therefore, does not believe that it was required to obtain the consent of the third party to satisfy the requirements of Interpretation 141.02. In future filings, the Company will either clarify this distinction or not reference a third party expert in disclosures related to completed acquisitions. It is our opinion that, upon the further clarification of the Company’s response, the requirements of Securities Act Rule 436 are not applicable.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible.

Should you have any questions regarding our responses, please do not hesitate to contact me at (616) 803-2143.

Sincerely,

/s/ Bradley J. Freiburger
Bradley J. Freiburger
Interim Chief Financial Officer